EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2011

(add 000, except ratio)

EARNINGS:

Earnings before income taxes	$99,408	**
Loss from less than 50%-owned associated companies, net	1,666
Interest expense*	58,586	*
Portion of rents representative of an interest factor	15,419

Adjusted Earnings and Fixed Charges	$175,079

FIXED CHARGES:

Interest expense*	$58,586
Capitalized interest	1,816
Portion of rents representative of an interest factor	15,419

Total Fixed Charges	$75,821

Ratio of Earnings to Fixed Charges	2.31

*	Interest expense excluded $81 accrued for the interest component associated with uncertain tax provisions.
**	Represents earnings from continuing operations less net earnings attributable to noncontrolling interests.